UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Pointer Telocation Ltd.
(Name of Issuer)
Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)
Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS: Yudith Yovel Recanati I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,290
	8	SHARED VOTING POWER: 858,000
	9	SOLE DISPOSITIVE POWER: 6,290
	10	SHARED DISPOSITIVE POWER: 858,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 864,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.2%(1)
14	TYPE OF REPORTING PERSON: IN

(1) Based on a number of 6,559,916 Ordinary Shares outstanding as of January 21, 2014.

CUSIP No. M7946T104	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Gandyr Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 858,000
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 858,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 858,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1% (1)
14	TYPE OF REPORTING PERSON: CO

(1) Based on a number of 6,559,916 Ordinary Shares outstanding as of January 21, 2014.

CUSIP No. M7946T104	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS: Gandyr Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 53,766
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 53,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 53,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8% (1)
14	TYPE OF REPORTING PERSON: CO

(1) Based on a number of 6,559,916 Ordinary Shares outstanding as of January 21, 2014.

Item 1.  Security and Issuer.

The name of the issuer to which this Schedule relates is Pointer Telocation Ltd. (“Pointer” or the "Company").  Its principal executive offices are located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel. This Schedule 13D relates to Pointer's Ordinary Shares, NIS 3.00 par value per share (the “Ordinary Shares”).

The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by Gandyr Investments Ltd. and Gandyr Ltd. and any other information disclosed herein (other than descriptions of agreements and transactions to which Gandyr Investments Ltd. and Gandyr Ltd. is a party) is based on information provided by Pointer or other third parties.

Item 2.  Identity and Background.

The Reporting Persons are Gandyr Investments Ltd. ("Gandyr Investments"), Gandyr Ltd. ("Gandyr") and Yudith Yovel Recanati. Gandyr is wholly owned by Gandyr Investments.  Gandyr Investments is wholly owned and controlled by Yudith Yovel Recanati.

(1)          (a), (b)    Gandyr Investments and Gandyr are companies established in accordance with the laws of the State of Israel, and are located at 89 Medinat Hayehudim Street, Herzlia, 4676672, Israel. Gandyr Investments and Gandyr are private companies focusing on investments and management of mature companies, with a clear path for growth and profitability.

(c)           Occupation and Employment: Not applicable.

(f)           Citizenship: See below.

The sole director of each of Gandyr Investments and Gandyr is Yudith Yovel Recanati, and their officers, listed below, are citizens of Israel whose principal occupation and address are set forth below:

Name	Occupation	Business Address
Yudith Yovel Recanati	Businesswoman; Director of companies	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel
Jonathan Irroni	Manager (CEO)	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel
Haim Dvir	Manager	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel

Mrs. Yudith Yovel Recanati is the sole shareholder of Gandyr Investments, except for dormant shares held by Gandyr Investments. Gandyr Investments is the sole shareholder of Gandyr.

 (d)           Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)           Civil Proceedings: During the previous five (5) years, none of the Reporting Persons, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source or Amount of Funds or Other Consideration.

The consideration for purchase of the shares of the Issuer were shares held by Ganydr Investments and Gandyr in Shagrir Systems Ltd., originally purchased in 2004.

Item 4.   Purpose of Transaction.

Prior to the Share Purchase Agreement, as defined below, Mrs. Yudith Yovel Recanati held 6,290 Ordinary Shares of the Issuer, which she purchased on June 2007. These shares were purchased for investment purposes.

Share Purchase Agreement

        On January 13, 2014 the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”), by and among the Issuer, Gandyr Investments, Gandyr and Sullam Financial Holdings Ltd.  Pursuant to the Share Purchase Agreement, in consideration for (i) the transfer by Gandyr Investments to the Issuer of 27,448 Ordinary Shares, par value NIS 1.00 each, of Shagrir Systems Ltd., the Issuer issued to Gandyr Investments 804,234 Ordinary Shares of the Issuer and paid to Gandyr Investments a cash consideration of NIS 12,012,659; and (ii)  the transfer by Gandyr to the Issuer of 1,835 Ordinary Shares, par value NIS 1.00 each, of Shagrir Systems Ltd., the Issuer issued to Gandyr 53,766 Ordinary Shares of the Issuer and paid to Gandyr a cash consideration of NIS 803,091.  The closing of the Share Purchase Agreement took place on January 15, 2014.

In accordance with the Share Purchase Agreement as long as Gandyr Investments and Gandyr hold collectively at least 9% of the issued share capital of the Issuer they shall be entitled to nominate one member to the Board of Directors of the Issuer.

                As part of the Share Purchase Agreement the Issuer undertook to file with the Securities and Exchange Commission, within 60 days from the closing, a registration statement on Form F-3 registering the shares issued to Gandyr Investments, Gandyr and Sullam Financial Holdings Ltd. (which was issued 56,000 Ordinary Shares of the Issuer).

Each of Gandyr Investments and Gandyr agreed that they will not, during the period ending four months after the closing, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Issuer, or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities of Issuer, subject to certain transfer exceptions.

The Reporting Persons intend to review their investment in Pointer and may, based on such review as well as other factors (including, among other things, its evaluation of Pointer's business, prospects and financial condition, amounts and prices of available securities of Pointer, the market for Pointer's securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional securities of Pointer or sell securities of Pointer, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Pointer purchased by it, subject to the limitations set in the Share Purchase Agreement.

                 Except as set forth in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

(a) (b)  Gandyr Investments is the beneficial owner of 858,000 Ordinary Shares of the Issuer,  constituting 13.1% of the issued share capital of the Issuer. Gandyr Investments is the sole shareholder of Gandyr. Mrs. Yudith Yovel Recanati is the sole shareholder and sole director of Gandyr Investments and is the sole director of Gandyr (which is wholly owned by Gandyr Investments) and is the beneficial owner of 864,290 Ordinary Shares of the Issuer, 858,000 Ordinary Shares through Gandyr Investments and Gandyr and an additional 6,290 Ordinary Shares held directly, constituting 13.2% of the issued share capital of the Issuer.

(c)            The reporting Persons did not effect any transaction in the securities of the Issuer in the past 60 days other than as described herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Share Purchase Agreement, certain of the Reporting Persons were granted certain rights, all as described in Item 4 above.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Share Purchase Agreement.

Exhibit 2:	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2014

GANDYR INVESTMENTS LTD.

By:   /s/

Name: Yudith Yovel Recanati

Title:    Director

Dated:  January 23, 2014

GANDYR LTD.

By:  /s/

Name: Yudith Yovel Recanati

Title:    Director

Dated:  January 23, 2014

By:  /s/

Name: Yudith Yovel Recanati